

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2013

<u>Via E-mail</u>
Mr. William J. Chase
Executive Vice President and Chief Financial Officer
AbbVie, Inc.
1 North Waukegan Road
North Chicago, IL 60064-6400

Re: **AbbVie, Inc.**
         Item 4.01 Form 8-K dated December 14, 2012
         Filed December 20, 2012
         File No. 001-35565

Dear Mr. Chase:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Gus Rodriguez

                        Gus Rodriguez
                        Accounting Branch Chief